UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            ICG COMMUNICATIONS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449246206
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                                 (CUSIP Number)

                                Edward T. Dartley
                     W.R. Huff Asset Management Co., L.L.C.
                                  67 Park Place
                          Morristown, New Jersey 07960
                                 (973) 984-1233
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 19, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         449246206
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                                 William R. Huff
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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)                    Not
     (b)                 Applicable
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3.   SEC Use Only

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4.   Source of Funds (See Instructions):  WC
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):

                Not Applicable
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6.   Citizenship or Place of Organization:  United States
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   Number of                           7. Sole Voting Power:          1,180,496*
                                          --------------------------------------
   Shares Beneficially                 8. Shared Voting Power:                 *
                                          --------------------------------------
   Owned by
   Each Reporting                      9. Sole Dispositive Power:     1,180,496*
                                          --------------------------------------
   Person With                        10. Shared Dispositive Power:            *
                                          --------------------------------------
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   1,180,496*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):             Not Applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  14.7%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA, IN
--------------------------------------------------------------------------------
* As of July 19, 2004, certain separately managed accounts (collectively, the "Accounts") of W.R. Huff Asset Management Co., L.L.C., a Delaware limited
liability   company   ("Huff  Asset   Management"),   hold,  in  the  aggregate,
approximately 1,163,453 Shares, and warrants to purchase an aggregate of approximately 17,043 additional Shares (subject to adjustments in certain circumstances), for a total of 1,180,496 Shares and warrants. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company to be issued to or on behalf of and/or issued to or on behalf of the Accounts, subject to the internal screening and other securities law compliance procedures of Huff Asset Management described in this Schedule 13D Amendment No.
4. Thus, as of July 19, 2004, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own approximately 1,180,496 Shares, or approximately 14.7% of the Shares deemed issued and outstanding as of that date. See Item 5 of this Schedule 13D Amendment No. 4 for additional information.

Item 4.   Purpose of Transaction.
          ---------------------

          Item 4 is hereby restated in its entirety as follows:

          Except for the Support Agreement described in Item 6, Mr. Huff has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, as filed by the Company on May 17, 2004, as of May 2, 2004 there were 8,000,000 Shares outstanding. As of July 19, 2004, the Accounts have been issued, in the aggregate, approximately 1,163,453 Shares, and warrants to purchase an aggregate of approximately 17,043 additional Shares (subject to adjustments in certain circumstances). William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company to be issued to or on behalf of and/or issued to or on behalf of the Accounts, subject to the internal screening and other securities law compliance procedures of Huff Asset Management described below. Thus, as of July 19, 2004, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own approximately 1,180,496 Shares, or approximately 14.7% of the Shares deemed issued and outstanding as of that date.

          Huff Asset Management has in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of Huff Asset Management transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

          During the sixty days prior to July 19, 2004, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by adding the following after the third paragraph:

          Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 19, 2004, by and among the Company, MCCC ICG Holdings LLC ("MCCC") and a wholly owned subsidiary of MCCC (the "Merger Sub"), Merger Sub shall be merged with and into the Company, Merger Sub shall cease to exist and the Company shall remain as the surviving corporation (the "Merger"). The Merger Agreement is incorporated by reference herein as Exhibit 3 hereto. In connection with the Merger Agreement, MCCC, the Merger Sub and certain stockholders of the Company, including Huff Asset Management (on behalf of the Accounts), entered into a Support Agreement, dated as of July 19, 2004 (the "Support Agreement").

          Pursuant to the Support Agreement, MCCC, the Merger Sub and Huff Asset Management, among others, agreed to the terms pursuant to which, among other things, (i) Huff Asset Management shall not (a) tender into any tender or exchange offer or otherwise sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the transfer, pledge, assignment or other disposition of Shares to any person other than MCCC, Merger Sub or MCCC's designee, (b) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to Shares, (c) purchase or otherwise voluntarily acquire any securities of the Company, except as provided in the Support Agreement, and (d) take any other action that would in any way restrict, limit or interfere with the performance of Huff Asset Management's obligations under the Support Agreement or the transactions contemplated therein, (ii) at any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, Huff Asset Management shall, as requested by MCCC or Merger Sub, vote all Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and (iii) Huff Asset Management shall exercise all voting rights attaching to such Shares to oppose
(a) any Frustrating Transactions (as defined in the Support Agreement) and Alternative Transactions (as defined in the Support Agreement), (b) any change in a majority of the persons who constitute the board of directors of the Company as of July 19, 2004, (c) any change in the capitalization of the Company as of July 19, 2004, (d) any amendment of the Company's articles of incorporation or by-laws or (e) any action or inaction which reasonably would be expected to result in any breach, violation or contravention of the Merger Agreement, each as described in the Support Agreement attached hereto as Exhibit 4 and more particularly set forth therein.

          In addition, pursuant to the Support Agreement, Huff Asset Management irrevocably appointed each of two specified individuals as their proxy and attorney-in-fact to vote the shares of the Company held by Huff Asset Management on behalf of the Accounts (a) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and (b) against any Alternative Transaction or Frustrating Transaction.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended by adding the following:

          3. Merger Agreement, dated as of July 19, 2004, by and among ICG, MCCC ICG Holdings LLC, certain stockholders of the Company identified therein and certain other parties identified therein, incorporated by reference as Exhibit
2.10 to the Company's Current Report on Form 8-K filed by the Company on July 19, 2004.

          4. Support Agreement, dated as of July 19, 2004, by and among MCCC ICG Holdings LLC, certain stockholders of the Company identified therein and certain other parties identified therein.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         July 30, 2004


                                         /s/ William R. Huff
                                        ----------------------------------------
                                        William R. Huff, on behalf  of W.R. Huff
                                        Asset   Management   Co.,   L.L.C.,   as
                                        investment manager of certain separately
                                        managed accounts.


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                  EXECUTION COPY


                                  CONFIDENTIAL


                                SUPPORT AGREEMENT


     This SUPPORT AGREEMENT, is entered into as of July 19, 2004 among MCCC ICG Holdings LLC, a Delaware limited liability company ("Buyer"), MCCC Merger Corp., a Delaware corporation ("Merger Sub"), the persons listed on Schedule A hereto (each a "Stockholder", and, collectively, the "Stockholders") and, for the purposes of Section 9 hereof, ICG Communications, Inc., a Delaware corporation (the "Company").

     WHEREAS, Buyer, Merger Sub and the Company propose to enter into an Agreement and Plan of Merger as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement") providing for the merger of Merger Sub with and into the Company (the "Merger") in which the Company's Stockholders would receive $0.75 per share;

     WHEREAS, each Stockholder is the record and beneficial owner of the number of shares of Common Stock, par value $.01 per share, of the Company ("Company Common Stock") set forth opposite such Stockholder's name on Schedule A hereto, such shares of Company Common Stock, as the same may be adjusted by stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company, together with shares of Company Common Stock that may be acquired after the date hereof by such Stockholder, including shares of Company Common Stock issuable upon the exercise of options or warrants to purchase or other securities exchangeable for or convertible into Company Common Stock (as the same may be adjusted as aforesaid) being collectively referred to herein as the "Shares"; and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Buyer and Merger Sub have requested that the Stockholders enter into this Agreement;

     NOW, THEREFORE, to induce Buyer and Merger Sub to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

     1. Representations and Warranties of the Stockholders. Each Stockholder hereby, severally and not jointly, represents and warrants to Buyer and Merger Sub as to itself as follows:

          (a) Authority. The Stockholder has all requisite partnership, corporate or similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Stockholder. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Merger Sub and the
Company, constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms. Except for the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") (if applicable) and informational filings with the Securities and Exchange Commission, neither the execution, delivery or performance of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any federal, state, local, municipal or foreign or other government or subdivision, branch, department or agency thereof or any governmental or quasi-governmental authority of any nature, including any court or other tribunal, (a "Governmental Entity"), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration under, or result in the creation of any tax, lien, claim, charge, encumbrance or other restriction (collectively, a "Lien") upon any of the properties or assets of the Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation (a "Contract") to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets, including the Stockholder's Shares, may be bound or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree (an "Order") or any statute, law, ordinance, rule or regulation of any Governmental Entity (a "Law") applicable to the Stockholder or any of the Stockholder's properties or assets, including the Stockholder's Shares, except any of the foregoing which could not interfere with the Stockholder's ability to perform its obligations under this Agreement.

          (b) The Shares. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of the Shares set forth opposite such Stockholder's name on Schedule A and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, and the Stockholder has good and marketable title to such Shares, in each case, free and clear of any Liens, proxies, voting trusts or agreements, understandings or arrangements, except for any such Liens or proxies arising hereunder. The Stockholder owns of record or beneficially no shares of the Company Common Stock and has no other rights to purchase or acquire any such shares other than such Stockholder's Shares and shares of the Company Common Stock issuable upon the exercise of Company stock options, except as set forth on Schedule A-2 hereto. The Shares set forth opposite the Stockholder's name on Schedule A and Schedule A-2 constitute all of the securities (as defined in Section 3(a)(10) of the Exchange Act) of the Company beneficially owned, directly or indirectly by such Stockholder.

          (c) Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Stockholder

          (d) Other Agreements. Other than (i) this Agreement, (ii) the Merger Agreement, (iii) the Note and Warrant Purchase Agreement, dated as of July 25, 2002, by and among the Company, Madeleine L.L.C. ("Madeleine:") and certain other parties identified therein (the "Note and Warrant Purchase Agreement"),
(iv) the Registration Rights Agreement, dated as of the Effective Date (as defined in the Note and Warrant Purchase Agreement) by and among the Company, Madeleine and certain other parties identified therein (the "Registration Rights Agreement"), (v) the By-Laws of the Company and (vi) as may be disclosed in the Company's annual report of Form 10-K, there are not as of the date hereof, and there will not be at the effective time of the Merger, any stockholder agreements, voting trusts or other agreements or understandings relating in any way to any of the Stockholder's Shares or to a Potential Transaction (as defined below) to which the Stockholder (or any of its affiliates, representatives, or agents) is a party or to which it is bound.

          (e) Merger Agreement. The Stockholder understands and acknowledges that Buyer and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement.

          (f) No Other Claims. (i) Except as provided in the Note and Warrant Purchase Agreement and the Registration Rights Agreement, all of which are hereby waived in accordance with Section 4 below, neither the Company nor any of its subsidiaries has any outstanding material liabilities or obligations to such Stockholder, and (ii) as of the date hereof and as of the Closing Date such Stockholder has no outstanding material liabilities or obligations to the Company or its Subsidiaries, which have either been asserted by the Company or a Subsidiary or are liquidated or arise under a contract or agreement.

     2. Representations and Warranties of Buyer and Merger Sub. Each of Buyer and Merger Sub hereby represents and warrants to the Stockholders as follows:

          (a) Authority. Each of Buyer and Merger Sub has the requisite power (corporate or otherwise) and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Buyer and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer and Merger Sub. This Agreement has been duly executed and delivered by each of Buyer and Merger Sub and, assuming this Agreement constitutes a valid and binding obligation of the Stockholders and the Company, constitutes a valid and binding obligation of Buyer and Merger Sub, respectively, enforceable in accordance with its terms.

     3. Covenants of the Stockholders. Each Stockholder, severally and not jointly, agrees as follows:

          (a) The Stockholder shall not (i) tender into any tender or exchange offer or otherwise sell, transfer, pledge, assign or otherwise dispose of, or enter into any Contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of the Shares to any person other than Buyer or Merger Sub or Buyer's designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares, (iii) purchase or otherwise voluntarily acquire any Company Common Stock or other securities of the Company, except (A) as provided in Section 12 and (B) for such other securities as will constitute Shares subject to the terms hereof, (iv) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or (v) do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Stockholders' Shares pursuant to this Section 3(a), including, but not limited to, the sale of any direct or indirect holding company of the Stockholders or the granting of a proxy on the shares of any direct or indirect holding company of the Stockholders which would have, indirectly, the effect prohibited by this Section 3(a); provided, however, that the Stockholder shall be entitled to transfer any and all of the Shares to an affiliate of the Stockholder that undertakes through a binding written agreement with Buyer and Merger Sub to be bound by the terms of this Agreement.

          (b) At any meeting of Stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, each Stockholder shall as requested by Buyer or Merger Sub (including, without limitation, by cooperating with Buyer and Merger Sub with respect to the irrevocable proxy granted to Buyer pursuant to Section 7 below), vote (or cause to be voted) such Stockholder's Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement.

          (c) Such Stockholder will exercise all voting rights attaching to such Stockholder's Shares to oppose any proposed action by the Company, its stockholders, any of its subsidiaries or any other person which reasonably could be regarded as being directed towards or would be reasonably likely to impede, frustrate, prevent, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively, "Frustrating Transactions"). Without in any way limiting the foregoing, at any meeting of the Stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, such Stockholder shall, as requested by Buyer or Merger Sub, vote (or cause to be voted) such Stockholder's Shares against, (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Alternative Proposal (collectively, "Alternative Transactions") or
(ii) (A) any change in a majority of the persons who constitute the board of directors of the Company as of the date hereof, (B) any change in the present capitalization of the Company as of the date hereof, (C) any amendment of the Company's articles of incorporation or by-laws or (D) any action or inaction which reasonably would be expected to result in any breach, violation or contravention of the Merger Agreement.

     4. Waiver and Releases. (a) Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that such Stockholder may have. Effective as of the date on which the Merger is consummated (the "Closing
Date"), each Stockholder on its own behalf and on behalf of its heirs, successors, assigns, executors and personal representatives hereby releases and discharges the Company and its predecessors, successors (by merger or otherwise), parents, subsidiaries, affiliated entities, divisions and assigns, together with each and every of their officers, directors, stockholders, general partners, limited partners, members, employees and agents and the heirs, personal representatives and executors of the same (herein collectively referred to as the "Company Releasees"), from any and all suits, causes of action, complaints, obligations, demands or claims of any kind, whether in law or in equity, direct or indirect, known or unknown, suspect or unsuspected (hereinafter "Claims"), which such Stockholder ever had, now has, or may have against the Company Releasees or any one of them in relation to the Company arising out of or relating to any matter, thing or event occurring up to and including the Closing Date; provided, however, that nothing herein shall be deemed to release any Claim which a Stockholder may have against the Company (i) arising out of the Merger Agreement, including, without limitation the right to receive Merger Consideration and the rights to indemnification of directors and officers as set forth therein or (ii) arising under indemnification agreements or arrangements existing as of the date hereof between the Company and its officers or directors.

          (b) Effective as of the Closing Date, each of the Buyer and Merger Sub on its own behalf and on behalf of its heirs, successors (by merger or otherwise), assigns, executors and personal representatives hereby releases and discharges each Stockholder and its predecessors, successors, parents, subsidiaries, affiliated entities, divisions and assigns, together with each and every of their officers, directors, stockholders, general partners, limited partners, members, employees and agents and the heirs, personal representatives and executors of the same (herein collectively referred to as the "Stockholder Releasees"), from any and all Claims, which Parent or Merger Sub (and, from and after the effective date of the Merger, the Company) ever had, now has, or may have against the Stockholder Releasees or any one of them in relation to the Company arising out of or relating to any matter, thing or event occurring up to and including the Closing Date; provided, however, that nothing herein shall be deemed to release any Claim which a Buyer or Merger Sub may have against the Stockholder under this Agreement.

     5. Notice of Acquisition of Additional Shares. Each Stockholder hereby agrees, while this Agreement is in effect, to promptly notify Buyer of the number of any new Shares acquired by such Stockholder, if any, after the date hereof.

     6. Non-Solicitation. Without limiting the provisions of Section 14 hereof, each Stockholder, whether acting as an individual or in his capacity as an agent of the Company, severally and not jointly agrees that it shall not (and shall, subject to the provisions of Section 14 hereof, cause each affiliate, agent, trustee or other person acting on such Stockholder's behalf not to), directly or indirectly, other than with Buyer and its representatives and agents, (a) initiate, solicit, encourage, entertain, accept, discuss or negotiate any inquiries, proposals or offers (whether initiated by the Stockholder or otherwise) with respect to (i) the acquisition or sale of any Shares or other capital stock or capital stock equivalents of the Company, any of its subsidiaries or any interests therein or other securities of the Company or any of its subsidiaries, (ii) the acquisition of all or a material portion of the assets and properties of the Company, its subsidiaries or any interests therein,
(iii) the merger, consolidation or combination of the Company or any of its subsidiaries, (iv) the refinancing, reorganization, recapitalization, dissolution, liquidation, wind-up or other restructuring of the Company or (v) the acquisition, directly or indirectly, by the Company or any of its subsidiaries or affiliates of capital stock or assets and properties of any other person or persons in excess of $1 million in the aggregate(each a "Potential Transaction") from any party, (b) provide information to any party in connection with a Potential Transaction or (c) enter into any contract, agreement or arrangement with any party, concerning or relating to a Potential

Transaction or requiring such Stockholder to abandon, terminate or fail to consummate or vote against the Merger or the other transactions with Buyer and Merger Sub contemplated hereby; provided, however, that nothing in this Agreement shall be deemed to prohibit the Stockholder from participating in discussions or negotiations regarding a Company Takeover Proposal from and after the time at which the Company has terminated the Merger Agreement pursuant to and has complied with all of the terms and conditions of, Section 8.1(e) of the Merger Agreement .

     7. Grant of  Irrevocable  Proxy  Coupled with an Interest;  Appointment  of
Proxy.

          (a) Each Stockholder hereby irrevocably grants to, and appoints, each of John Siegel and Peter H.O. Claudy, acting individually or collectively, and any other individual who shall hereafter be designated by Buyer, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder's Shares, or grant a consent or approval in respect of such Shares, at any meeting of Stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, (i) in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement and (ii) against any Alternative Transaction or Frustrating Transaction.

          (b) Each Stockholder represents that any proxies heretofore given in respect of such Stockholder's Shares are not irrevocable, and that any such proxies are hereby revoked.

          (c) Each Stockholder hereby affirms that the proxy set forth in this Section 7 is coupled with an interest and is irrevocable until such time as this Agreement terminates in accordance with its terms. Such Stockholder hereby further affirms that the irrevocable proxy is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done in accordance with the terms of this Agreement by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law. Such irrevocable proxy shall be valid until the termination of this Agreement pursuant to Section 11.

     8. Further Assurances. Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Buyer or Merger Sub may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote such Stockholder's Shares as contemplated by Section 7.

     9. Covenants of the Company. The Company covenants to Buyer and Merger Sub that (1) it and its Board of Directors shall use reasonable best efforts to ensure that no state takeover law or similar statute becomes applicable to the transactions herein that would have the effect of preventing such transactions, and if such law becomes applicable, to use its reasonable best efforts to minimize the effect of such law on the transactions contemplated herein; (2) it will not register any transfer of any certificate representing the Stockholders' shares in contravention of this Agreement; and (3) the transactions contemplated herein and in the Merger Agreement are not in contravention of Section 203 of the Delaware General Corporation Law.

     10. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, Each of Buyer and Merger Sub shall have the right to assign its rights, interests and obligations hereunder to any of its affiliates or financing sources and any of their respective affiliates at its sole option and without the prior written consent of the other parties hereto. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     11. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earliest to occur of (a) termination of the Merger Agreement in accordance with its terms, (b) the agreement of the parties hereto to terminate this Agreement, or (c) the effective time of the Merger. Nothing in this Section 11 shall relieve any party from liability for willful breach of this Agreement.

     12. Dividends and Split-Ups. In the event of any change in the number of issued and outstanding Shares by reason of any stock dividend, split-up, recapitalization, merger, combination, conversion, exchange of shares, rights plan or other change in the corporate or capital structure of the Company which would have the effect of diluting the rights of Buyer and Merger Sub hereunder, the number and kind of Shares subject to this Agreement shall be appropriately adjusted.

     13. General Provisions.

          (a) Expenses. Subject to the terms of the Merger Agreement (and except to the extent already paid by the Company on behalf of the Stockholders), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

          (b) Amendments. This Agreement may not be amended except by an instrument in writing signed by Buyer, Merger Sub and each Stockholder as to which such amendment is to be effective.

          (c) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               (i)  if to Buyer or Merger Sub, to

                    c/o COLUMBIA CAPITAL LLC
                    201 North Union Street
                    Suite 330
                    Alexandria, VA  22314
                    Telephone:  (703) 519-2000
                    Fax:        (703) 519-5870

                    and

                    c/o M/C VENTURE PARTNERS
                    75 State Street
                    Suite 2500
                    Boston, MA  02109
                    Telephone:  (617) 345-7200
                    Fax:        (617) 345-7201

                    with a copy (which shall not constitute notice to Buyer or Merger Sub) to:

                    Kirkland & Ellis LLP
                    Citicorp Center
                    153 East 53rd Street
                    New York, NY  10022
                    Attention:  Geoffrey W. Levin
                    Facsimile:  (212) 446-4981

               (ii) if to the Company, to

                    ICG Communications, Inc.
                    161 Inverness Drive West
                    Englewood, CO  80112
                    Attention:   Bernard L. Zuroff
                    Facsimile:   (303) 414-5502
                     with a copy (which shall not constitute notice to the Company) to:



               (iii) if to a Stockholder, to the address set forth under the name of such Stockholder on Schedule A hereto with a copy (which shall not constitute
                     notice to Buyer or Merger Sub) to:

                     ICG Communications, Inc.
                     161 Inverness Drive West
                     Englewood, CO  80112
                     Attention:  Bernard L. Zuroff
                     Facsimile:  (303) 414-5502

          (d) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

          (e) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          (f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

          (g) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.

          (h) Publicity. Except as otherwise required by law, court process or the rules of a national securities exchange or the NASDAQ National Market or as contemplated or provided in the Merger Agreement (any of the foregoing, a "Required Disclosure"), for so long as this Agreement is in effect, neither any Stockholder nor Buyer or Merger Sub shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement or the Merger Agreement without the consent of the other parties, which consent shall not be unreasonably withheld; provided, that in any case, Except for Required Disclosures, a Stockholder will not use the name of Buyer or Merger Sub or any affiliate thereof without Buyer's written permission and will discuss the term and contents of any such release with Buyer prior to dissemination; provided, further, that nothing contained herein shall preclude Buyer or Merger Sub from making any announcement or disclosing any information to its financing and/or management resources.

     14. Stockholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company (or who has designated a director or officer of the Company) makes any agreement or understanding herein in his or her capacity as such director or officer (or with respect to any such designated director or officer, in his capacity as such). Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder's Shares and nothing herein shall limit or affect any actions taken by a Stockholder (or such Stockholder's designee(s)) in its capacity as an officer or director of the Company to the extent not prohibited by the Merger Agreement.

     15. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of the United States (without posting of bond or other security). This being in addition to any other remedy to which they are entitled at law or in equity.

     16. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     17. Waiver of Jury Trial. Each party to this Agreement hereby waives, to the extent permitted by applicable law, trial by jury in any litigation in any court with respect to, in connection with, or arising out of this Agreement or any ancillary agreement or the validity, protection, interpretation, collection or enforcement thereof.

                                    * * * * *

         IN WITNESS WHEREOF, Buyer, Merger Sub, the Company and each Stockholder have signed, or caused this Agreement to be signed by its officer duly authorized, all as of the date first written above.


                                        MCCC ICG HOLDINGS LLC


                                            By: /s/ Daniel P. Caruso
                                               ---------------------------------
                                               Name:  Daniel P. Caruso
                                               Title: President



                                        MCCC Merger Corp.

                                            By: /s/ Daniel P. Caruso
                                               ---------------------------------
                                               Name:  Daniel P. Caruso
                                               Title: President



                                        ICG COMMUNICATIONS, INC.



                                            By: /s/ Bernard L. Zuroff
                                               ---------------------------------
                                               Name:   Bernard L. Zuroff
                                               Title:  Executive Vice President,
                                                       General Counsel and
                                                       Secretary




                      [Stockholder Signature Pages Follow]

                          Stockholder Signature Page to

                                Support Agreement








                                  CERBERUS PARTNERS, L.P.
                                  By: Cerberus Associates, L.L.C.,
                                      its general partner



                                  By:/s/ Seth P. Plattus
                                     -------------------------------------------
                                     Name: Seth P. Plattus
                                     Title:  Managing Director



                                  CERBERUS INTERNATIONAL, LTD.
                                  By: Partridge Hill Overseas Management, LLC
                                      its Investment Manager



                                  By:/s/ Seth P. Plattus
                                     -------------------------------------------
                                     Name: Seth P. Plattus
                                     Title:  Managing Director



                                  CERBERUS SERIES ONE HOLDINGS, LLC
                                  By: Cerberus Institutional Partners, L.P.,
                                      its managing partner
                                  By: Cerberus Institutional Associates, L.L.C.,
                                      its general partner



                                  By:/s/ Seth P. Plattus
                                     -------------------------------------------
                                     Name: Seth P. Plattus
                                     Title: Managing Director

                                  CERBERUS SERIES TWO HOLDINGS, LLC
                                  By: Cerberus Institutional Partners, L.P.,
                                      its managing member
                                  By: Cerberus Institutional Associates, L.L.C.,
                                      its general partner



                                  By:/s/ Seth P. Plattus
                                     -------------------------------------------
                                     Name: Seth P. Plattus
                                     Title:  Managing Director



                                  W.R. HUFF ASSET MANAGEMENT CO. L.L.C.
                                  signing in its capacity as investment manager for various of its clients



                                  By:/s/ Joseph Thornton
                                     -------------------------------------------
                                     Name: Joseph Thornton

                                                                      SCHEDULE A


                                       A                           A-2

                                Number of shares         Number of options to
 Stockholder and Address         of the Company          purchase the Company
                                  Common Stock                Common Stock
----------------------------    ----------------    ----------------------------

CERBERUS PARTNERS, L.P.              225,045        Warrants to purchase 22,245
                                                     shares of common stock at
c/o                                                       $9.12 per share
299 Park Avenue
Floors 21 - 23
New York, NY 10171

CERBERUS INTERNATIONAL, LTD.         452,324        Warrants to purchase 284,210
                                                     shares of common stock at
c/o                                                       $0.01 per share
299 Park Avenue
Floors 21 - 23                                      Warrants to purchase 164,814
New York, NY 10171                                   shares of common stock at
                                                          $9.12 per share

CERBERUS SERIES ONE
HOLDINGS, LLC                         75,498        Warrants to purchase 56,843
                                                     shares of common stock at
c/o                                                       $0.01 per share
299 Park Avenue
Floors 21 - 23                                      Warrants to purchase 31,494
New York, NY 10171                                   shares of common stock at
                                                          $9.12 per share

CERBERUS SERIES TWO
HOLDINGS, LLC                          N/A          Warrants to purchase 85,263
                                                     shares of common stock at
c/o                                                       $0.01 per share
299 Park Avenue
Floors 21 - 23                                      Warrants to purchase 36,000
New York, NY 10171                                   shares of common stock at
                                                          $9.12 per share

W.R. HUFF ASSET
MANAGEMENT CO. L.L.C.              1,163,453        Warrants to purchase 17,043
                                                     shares of common stock at
c/o                                                       $9.12 per share
67 Park Place
Morristown, New Jersey 07960